082-34628

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter Ended September 30, 2008 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

12/16

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have reviewed the accounting information included in the accompanying interim financial statements of Klabin S.A. (the "Company") and subsidiaries, for the quarter ended September 30, 2008, consisting of the balance sheet, the related statements of income and cash flows, the Management, Discussion and Analysis report and the related notes, prepared under the responsibility of the Company's Management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the main criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction No. 469/08.

4 As mentioned in note 15, on December 28, 2007, Law No. 11,638 was enacted, effective for fiscal years beginning on or after January 1, 2008. This Law altered, revoked and added new provisions to Law No. 6,404/76 (Brazilian Corporate Law) and introduced changes in Brazilian accounting practices. These changes have been adopted by the Company in the preparation of the interim financial statements for the quarter ended September 30, 2008. Although this Law has already become effective and been applied by the Company, based on guidances of the CVM and/or standards issued by the International Accounting Standards Board - IASB, the main changes introduced by it are subject to regulation by Brazilian regulatory agencies. Thus, the accounting information included in the interim financial statements may require adjustments upon the process of regulation of Law No. 11,638/07.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 15, 2008

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 - NIRE 35300188349		

01.02 - HEAD OFFICE

1 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3600			2 - SUBURB OR DISTRICT ITAIM BIBI	
3 - POSTAL CODE 04538-132	4 - MUNICIPALITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3046-5800	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11 - AREA CODE 011	12 - FAX 3046-5846	13 - FAX	14 - FAX	
15 - E-MAIL klabin@klabin.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME ANTONIO SERGIO ALFANO				
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3600			3 - SUBURB OR DISTRICT ITAIM BIBI	
4 - POSTAL CODE 04538-132	5 - MUNICIPALITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3046-9911	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
12 - AREA CODE 011	13 - FAX 3046-5846	14 - FAX	15 - FAX	
16 - E-MAIL salfano@klabin.com.br				

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/01/2008	12/31/2008	3	7/01/2008	9/30/2008	2	4/01/2008	6/30/2008

9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes	10 - CVM CODE 00385-9
11 - PARTNER RESPONSIBLE Gilberto Grandolpho	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 007.585.878-99

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 9/30/2008	2 - PRIOR QUARTER 6/30/2008	3 - SAME QUARTER IN PRIOR YEAR 9/30/2007
Paid-up capital			
1 - Common	316,827	316,827	316,827
2 - Preferred	600,856	600,856	600,856
3 - Total	917,683	917,683	917,683
Treasury shares			
4 - Common	0	0	0
5 - Preferred	15,000	15,000	15,000
6 - Total	15,000	15,000	15,000

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 104 - Paper and Pulp Industry
5 - MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 - TYPE OF CONSOLIDATION Full consolidation
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY'S NAME

01.08 - PAYMENTS IN CASH APPROVED AND/OR MADE DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors' Meeting	8/27/2008	Dividend	10/01/2008	COMMON	0.1217100000
02	Board of Directors' Meeting	8/27/2008	Dividend	10/01/2008	PREFERRED	0.1338800000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE ON ISSUE DATE (Brazilian reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - Signature
10/16/2008	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 9/30/2008	4 - 6/30/2008
1	Total Assets	8,299,360	8,085,837
1.01	Current Assets	3,456,460	3,319,022
1.01.01	Cash and cash equivalents	1,965,623	1,911,920
1.01.01.01	Cash and banks	17,160	8,069
1.01.01.02	Temporary cash investments	1,948,463	1,903,851
1.01.02	Receivables	742,594	701,503
1.01.02.01	Trade accounts receivable	439,778	455,117
1.01.02.02	Other receivables	302,816	246,386
1.01.02.02.01	Discounted exchange and trade receivables	0	0
1.01.02.02.02	Allowance for doubtful accounts	(16,660)	(17,953)
1.01.02.02.03	Subsidiaries and affiliates	319,476	264,339
1.01.03	Inventories	370,482	350,005
1.01.04	Other	377,761	355,594
1.01.04.01	Recoverable taxes	332,146	277,134
1.01.04.02	Prepaid expenses	8,377	9,421
1.01.04.03	Prepaid expenses - parent company	8,804	17,973
1.01.04.04	Notes receivable	28,434	51,066
1.02	Noncurrent Assets	4,842,900	4,766,815
1.02.01	Long-term assets	492,325	421,665
1.02.01.01	Other receivables	0	0
1.02.01.02	Intercompany receivables	10,429	9,796
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	10,429	9,796
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	481,896	411,869
1.02.01.03.01	Deferred income and social contribution taxes	109,727	52,158
1.02.01.03.02	Escrow deposits	90,883	82,362
1.02.01.03.03	Recoverable taxes	187,164	214,887
1.02.01.03.04	Prepaid expenses	5,305	5,396
1.02.01.03.05	Other receivables	88,817	57,066
1.02.02	Permanent assets	4,350,575	4,345,150
1.02.02.01	Investments	543,465	528,716
1.02.02.01.01	In affiliates	0	0
1.02.02.01.02	In affiliates - goodwill	0	0
1.02.02.01.03	In subsidiaries	494,932	461,855
1.02.02.01.04	In subsidiaries - goodwill	39,843	58,171
1.02.02.01.05	Other investments	8,690	8,690
1.02.02.02	Property, plant and equipment	3,549,728	3,585,471
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	257,382	230,963

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 9/30/2008	4 - 6/30/2008
2	Total Liabilities and Shareholders' Equity	8,299,360	8,085,837
2.01	Current Liabilities	952,310	811,332
2.01.01	Loans and financing	286,676	195,285
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	203,174	225,207
2.01.04	Taxes payable	37,804	124,636
2.01.04.01	Other taxes	37,804	37,206
2.01.04.02	Provision for income and social contribution taxes	0	87,430
2.01.05	Dividends payable	116,995	0
2.01.06	Provisions	0	0
2.01.07	Intercompany payables - subsidiary	199,546	169,028
2.01.08	Other	108,115	97,176
2.01.08.01	Salaries, vacation and payroll charges	76,013	66,522
2.01.08.02	Other payables	32,102	30,654
2.02	Noncurrent Liabilities	4,724,385	4,281,318
2.02.01	Long-term liabilities	4,724,385	4,281,318
2.02.01.01	Loans and financing	4,578,032	4,134,101
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	146,353	147,217
2.02.01.06.01	Deferred income and social contribution taxes	5,081	9,012
2.02.01.06.02	Reserve for contingencies	50,509	50,991
2.02.01.06.03	Other payables	90,763	87,214
2.02.02	Deferred income	0	0
2.04	Shareholders' Equity	2,622,665	2,993,187
2.04.01	Capital	1,500,000	1,500,000
2.04.02	Capital reserves	84,491	84,696
2.04.02.01	Monetary adjustment - Law No. 8,200/91	83,986	83,986
2.04.02.02	Tax incentives and other	505	710
2.04.03	Revaluation reserves	81,541	82,067
2.04.03.01	Own assets	81,541	82,067
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Earnings reserves	1,073,608	1,073,608
2.04.04.01	Legal	143,022	143,022
2.04.04.02	Statutory	1,004,287	1,004,287
2.04.04.07	Other earnings reserves	(73,701)	(73,701)
2.04.04.07.01	Treasury shares	(73,701)	(73,701)
2.04.05	Retained earnings/Accumulated deficit	(116,975)	252,816

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 7/01/2008 to 9/30/2008	4 - 1/01/2008 to 9/30/2008	5 - 7/01/2007 to 9/30/2007	6 - 1/01/2007 to 9/30/2007
3.01	Gross revenue from sales and/or services	913,586	2,700,923	831,729	2,430,729
3.02	Deductions	(152,457)	(451,495)	(143,659)	(415,208)
3.03	Net revenue from sales and/or services	761,129	2,249,428	688,070	2,015,521
3.04	Cost of sales and/or services	(632,595)	(1,826,011)	(548,342)	(1,573,478)
3.05	Gross profit	128,534	423,417	139,728	442,043
3.06	Operating (expenses) income	(531,700)	(486,332)	92,810	267,945
3.06.01	Selling	(51,282)	(154,472)	(45,721)	(132,064)
3.06.02	General and administrative	(53,088)	(136,210)	(39,768)	(128,553)
3.06.03	Financial, net	(452,228)	(278,600)	101,593	278,790
3.06.03.01	Financial income	111,099	217,121	52,029	159,193
3.06.03.01.01	Income	58,415	194,227	63,130	201,249
3.06.03.01.02	Exchange gain	52,684	22,894	(11,101)	(42,056)
3.06.03.02	Financial expenses	(563,327)	(495,721)	49,564	119,597
3.06.03.02.01	Expenses	(124,905)	(286,097)	(45,062)	(153,906)
3.06.03.02.02	Exchange loss	(438,422)	(209,624)	94,626	273,503
3.06.04	Other operating income	(2,688)	5,240	10,245	12,734
3.06.05	Other operating expenses	(3,235)	(12,312)	(2,054)	(7,051)
3.06.06	Equity in subsidiaries	30,821	90,022	68,515	244,089
3.07	Income (loss) from operations	(403,166)	(62,915)	232,538	709,988
3.08	Nonoperating income (expenses), net	720	1,486	1,016	6,594
3.08.01	Income	4,477	12,723	5,475	14,946
3.08.02	Expenses	(3,757)	(11,237)	(4,459)	(8,352)
3.09	Income (loss) before taxes	(402,446)	(61,429)	233,554	716,582
3.10	Provision for income and social contribution taxes	87,803	5,249	(40,238)	(118,954)
3.11	Deferred income tax	61,501	55,161	(15,798)	(48,075)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 7/01/2008 to 9/30/2008	4 - 1/01/2008 to 9/30/2008	5 - 7/01/2007 to 9/30/2007	6 - 1/01/2007 to 9/30/2007
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	(253,142)	(1,019)	177,518	549,553
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	902,683	902,683	902,683	902,683
	EARNINGS PER SHARE - R$			0.19666	0.60880
	LOSS PER SHARE - R$	(0.28043)	(0.00113)		

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais - R$ or US dollars - US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In prior years, the Parent company (Klabin S.A.) formed Special Purposes Entities (SCPs) with the specific purpose of raising funds from third parties to support reforestation projects. The Company, as a nominal partner in these SCPs, has contributed forest assets, composed basically of forests and land, by means of the granting of use, while the other investing shareholders have contributed cash to these companies. These SCPs entitle Klabin S.A. a preemptive right to acquire forestry products at usual market prices and terms.

Expansion project

The Project MA 1100 was completed in this quarter, with the conclusion of the last equipment involved in the Project (Power Boiler - Biomass), and the final interconnections were made during the maintenance stoppage of August. Therefore, the project is fully operational and at an advanced point in the learning curve.

2 PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities and Exchange Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2007, including the impact of Law No. 11,638/07 and CVM Instruction 469/08, where applicable.

3 CONSOLIDATION CRITERIA

The consolidation criteria were consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2007 and subsequent Interim Financial Statements. The Company's interests in its subsidiaries as of September 30, 2008 are stated in note 8.

4 TEMPORARY CASH INVESTMENTS

a) Company

	9/30/2008		6/30/2008	
	Balances	Average annual rate - %	Balances	Average annual rate - %
In local currency				
Investment funds (*)	2,288	13.5	2,219	12.2
Bank certificate of deposit	1,944,869	13.9	1,463,078	12.2
Republic of Austria bonds	-		437,345	8.9
	1,947,157		1,902,642	
In foreign currency				
Bank certificate of deposit	1,306	2.1	1,209	2,3
	1,948,463		1,903,851	
Maintained with banks				
. In the country	1,947,157		1,465,297	
. Abroad	1,306		438,554	
	1,948,463		1,903,851	

b) Consolidated

	9/30/2008		6/30/2008	
	Balances	Average annual rate - %	Balances	Average annual rate - %
In local currency				
Investment funds (*)	73,979	13.4	50,404	11.9
Bank certificate of deposit	1,944,869	13.9	1,463,078	12.2
Notes in Brazilian reais	-		59,700	11.5
Republic of Austria bonds	-		437,345	8.9
	2,018,848		2,010,527	
In foreign currency				
Bank certificate of deposit	49,866	2.8	18,478	2.2
Investment funds	208	2.2	180	
	50,074		18,658	
	2,068,922		2,029,185	
Maintained with banks				
. In the country	2,018,848		1,513,483	
. Abroad	50,074		515,702	
	2,068,922		2,029,185	

(*) The exclusive investment fund portfolio is composed of the following:

	Company		Consolidated	
	9/30/2008	6/30/2008	9/30/2008	6/30/2008
. Federal government securities	-	-	18%	15%
. CDBs (bank certificates of deposit)	79%	74%	61%	57%
. Companies' debentures	-	-	12%	12%
. Other	21%	26%	9%	16%
	100%	100%	100%	100%

During the third quarter of 2008, the Company did not renew its temporary cash investments in Republic of Austria bonds, whose balances were reinvested in Bank Certificates of Deposits (CDB) with financial institutions where the Company already held investments.

5 RECOVERABLE TAXES

	9/30/2008		6/30/2008	
Company	**Current Assets**	**Long-term Assets**	**Current Assets**	**Long-term Assets**
ICMS (State VAT)	95, 830	100,020	89,966	109,743
PIS	19,788	14,997	17,729	17,925
COFINS	90,810	69,064	81,305	84,136
Income and social contribution taxes	111,888	-	72,242	-
Other	13,830	3,083	15,892	3,083
	332,146	187,164	277,134	214,887
Subsidiaries	3,852	-	1,437	-
Consolidated	335,998	187,164	278,571	214,887

In view of the expansion plan mentioned in note 1, the Company withheld taxes and contributions (ICMS, PIS and COFINS) arising from purchases of fixed assets substantially completed through December 2007, as permitted by legislation, which started to be offset in January 2008 with the roll-out of the MA 1100 Project and, the Company does not foresee any risks of nonrealization of these credits.

6 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, derive basically from temporarily nondeductible provisions, taxes challenged in courts and tax loss carryforwards. As of September 30, 2008, the effect of deferred tax assets and liabilities is as follows:

	Company		Consolidated	
	9/30/2008	6/30/2008	9/30/2008	6/30/2008
Nondeductible provisions	59,646	47,184	59,646	47,184
Taxes being challenged in court	4,044	4,974	4,044	4,974
Tax loss carryforwards (*)	46,037	-	48,140	1,811
Noncurrent assets	109,727	52,158	111,830	53,969
Deferred income tax on sale of assets	270	270	270	270
Financial income on variable income	4,840	8,651	4,840	8,651
Accelerated depreciation	(29)	91	(29)	91
Noncurrent liabilities	5,081	9,012	5,081	9,012

(*) As mentioned in note 14, the accounting effect of the currency risk to which the Company was exposed in the last quarter resulted in tax loss carryforwards, with tax benefits of R$46,037 being recorded.

Management, based on the budget and business plan approved by the Board of Directors, expects that tax credits from temporary differences will be realized from 2009 to 2011. Tax benefits on losses were assumed to be realized beginning 2009. The composition is as follows:

	09/30/2008	
	Company	Consolidated
2009	67,721	69,824
2010	16,802	16,802
2011	25,204	25,204
	109,727	111,830

As it is difficult to accurately estimate when deferred taxes will be realized, especially those related to temporarily nondeductible provisions and taxes challenged in courts, the Company's Management decided to classify all the deferred taxes in noncurrent assets and liabilities.

b) Reconciliation of income (expenses) and social contribution taxes in the statement of income with the amounts resulting from applying the statutory tax rates on results for the nine-month period

	Company		Consolidated	
	9/30/2008	9/30/2007	9/30/2008	9/30/2007
(Loss) income before income and social contribution taxes	(61,429)	716,582	(46,093)	736,911
Income and social contribution taxes at the rate of 34%	20,886	(243,638)	15,672	(250,550)
Tax effects of the main additions (deductions):				
. Equity in subsidiaries	30,607	82,990	(81)	(55)
. Other effects	8,917	(6,381)	(5,501)	13,643
. Difference in taxation (subsidiaries)			43,169	60,182
	60,410	**(167,029)**	**53,259**	**(176,780)**
Income (expenses) and social contribution taxes:				
. Current	5,249	(118,954)	(1,902)	(127,071)
. Deferred	55,161	(48,075)	55,161	(49,709)
Income (expenses) and social contribution taxes in the statement of income	**60,410**	**(167,029)**	**53,259**	**(176,780)**

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

7 RELATED PARTIES

											Company
									9/30/2008	6/30/2008	9/30/2007
	Klabin Argentina S.A.	Klabin Trade	SCPs Paraná	SCPs Sta. Catarina	Sogemar - Sociedade Geral de Marcas	Monteiro Aranha S.A.	Klabin Irmãos & Cia.	Other	Total	Balance Sheet	Statement of Income
	(i)	(ii) and (vi)	(iii) and (vii)	(iii) and (vii)	(iv)	(iv)	(v) and (viii)				
Balance											
Current Assets	781	301,208	16,428	1,059			8,804		328,280	282,312	
Noncurrent Assets	137						2,333	7,959	10,429	9,796	
Current Liabilities		172,216	3,994	21,231	1,429	293		433	199,546	169,028	
Transactions (nine-month period)											
Revenue from sales	2,527	461,947	11,619	4,473					480,566		360,114
Purchases			64,232	89,757					153,989		215,537
Commission for guarantee-expense							26,298		26,298		15,303
Royalties expenses					12,888	2,641		2,072	17,601		15,390
Other revenues (expenses)							2,102		2,102		(651)

(i) Balance receivable from transactions conducted under usual market prices and terms.
(ii) Shipment of paper at production cost, plus margin of approximately 20%.
(iii) Purchase of wood under usual market prices and terms.
(iv) Trademark license.
(v) 1% per year commission for guarantee on the financing from the BNDES (National Bank for Economic and Social Development).
(vi) Advance due to future delivery of goods.
(vii) Supply of seedlings, seeds and services at usual market prices and conditions.
(viii) Others.

8 INVESTMENTS IN SUBSIDIARIES AND SPECIAL PURPOSES ENTITIES

						Company
		Ownership interest	Investment		Equity in subsidiaries for the nine-month period	
Subsidiaries		- %	9/30/2008	6/30/2008	9/30/2008	9/30/2007
. Klabin Limited	(i) and (v)	100	12,037	40,051	(43,912)	66,040
. Klabin Argentina S.A.	(ii)	100	30,768	25,521	5,479	(2,632)
. Centaurus Holdings S.A.	(iii)	100	78,850	78,856	(6)	
. Other		100	16,231	16,745	(892)	(845)
			137,886	161,173	(39,331)	62,563
Special Purposes Entities	(iv)	Average ownership interest - %				
. Paraná		93	279,085	268,103	51,339	95,043
. Santa Catarina		95	117,804	90,750	78,014	86,483
			396,889	358,853	129,353	181,526
			534,775	520,026	90,022	244,089

(i) Parent company of Klabin Trade.
(ii) Direct and indirect ownership interest.
(iii) Includes goodwill of R$39,843 based on expected future earnings to be amortized from the generation of income, starting 2013.
(iv) Equity for the period from January to September 2008 was R$29,843.
(v) In July 2008, the Company reduced the subsidiary's capital by R14,714.

9 PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rate - %	Historical cost and revalued cost	Accumulated depreciation and depletion	9/30/2008 Net	6/30/2008 Net
a) Company					
Land		180,826		180,826	176,690
Buildings and constructions	4	613,088	(210,467)	402,621	393,858
Machinery, equipment and installations	5 to 20	4,483,437	(2,088,744)	2,394,693	2,414,308
Construction in progress		165,955		165,955	220,012
Forestation and reforestation	(*)	422,978	(147,426)	275,552	249,027
Other	4 to 20	312,842	(182,761)	130,081	131,576
		6,179,126	(2,629,398)	3,549,728	3,585,471
b) Consolidated					
Land		293,376		293,376	288,008
Buildings and constructions	2 to 4	624,003	(213,077)	410,926	401,183
Machinery, equipment and installations	5 to 20	4,509,529	(2,104,994)	2,404,535	2,422,893
Construction in progress		166,842		166,842	220,044
Forestation and reforestation		823,524	(147,426)	676,098	607,922
Other	4 to 20	317,531	(184,222)	133,309	134,535
		6,734,805	(2,649,719)	4,085,086	4,074,585

(*) Depletion calculated based on timber extraction.

Depreciation and depletion for the year were substantially allocated to cost of production.

10 DEFERRED CHARGES

Refer basically to preoperating expenses and Project MA 1100 implementation costs, which are being amortized over the estimated period to recover their respective assets (ten years).

11 LOANS AND FINANCING

Company	Annual interest - %	Current	Noncurrent	9/30/2008 Total	6/30/2008 Total
In local currency					
. BNDES (National Bank for Economic and Social Development)	TJLP/basket of currencies (6.0 to 10.5)	121,535	1,814,386	1,935,921	1,875,990
. Export credit	96.0 to 103.0 of CDI	62,865	268,483	331,348	321,299
. Working capital	CDI + 0.56 to 106 of CDI	37,439	100,000	137,439	134,027
. Other	2.0 to 8.7	684	37,606	38,290	34,073
		222,523	2,220,475	2,442,998	2,365,389
In foreign currency (*)					
. Property, plant and equipment	US$ + 7.5	1,788	7,377	9,165	6,377
. Prepayment agreements (export)	US$ + 3.3 to 6.6	51,613	1,726,699	1,778,312	1,431,808
. Export credit notes	US$ + 7.5 to 8.1	10,752	623,481	634,233	525,812
		64,153	2,357,557	2,421,710	1,963,997
		286,676	4,578,032	4,864,708	4,329,386
Subsidiaries					
In foreign currency	7.3	12,022	23,930	35,952	35,539
Total consolidated		298,698	4,601,962	4,900,660	4,364,925

Long-term maturities:	
2009	193,051
2010	669,242
2011	645,927
2012	806,328
2013	846,684
2014	602,043
2015	473,137
2016	206,017
2017	5,385
2018	4,561
2019	51,224
2020	98,363
	4,601,962

(*) In U.S. dollars.

Collaterals

Financing is collateralized by land, buildings, improvements, machinery, equipment and installations of the Correia Pinto plant (State of Santa Catarina) and Monte Alegre plant (State of Paraná) and guarantee deposits, as well as guarantees and sureties from controlling shareholders.

BNDES

In 2006, the Company entered into an agreement with the BNDES for financing of the MA1100 Project (note 1) in the total amount of R$1,743,651. This agreement has a grace period for the repayment of principal, which will start in the second half of 2009, with monthly repayments. Interest is being paid on a quarterly basis. As of September 30, 2008, R$1,681,105 has already been released, of which R$279,152 were released from January to September 2008.

Export financing (export credits and prepayment agreements)

The Company has obtained from banks U.S. dollar-denominated export financing loans to be settled mainly through exports, from 2011 to 2020. From January to September 2008, R$417,100 were raised.

12 RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, Klabin S.A. and its subsidiaries recorded, in noncurrent liabilities, reserves for probable losses, as shown below:

	Company and Consolidated					
			9/30/2008			6/30/2008
	Escrow Deposits	Reserve	Net Liability	Escrow Deposits	Reserve	Net Liability
Taxes:						
. PIS/COFINS	11,791	(11,791)	-	18,555	(18,555)	-
. CPMF	8,646	(8,646)	-	8,646	(8,646)	-
. Other	11,458	(17,102)	(5,644)	11,341	(16,985)	(5,644)
	31,895	(37,539)	(5,644)	38,542	(44,186)	(5,644)
Labor	9,978	(50,326)	(40,348)	9,628	(50,475)	(40,847)
Civil	-	(4,517)	(4,517)	-	(4,500)	(4,500)
	41,873	**(92,382)**	**(50,509)**	**48,170**	**(99,161)**	**(50,991)**

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits for which risk of loss was assessed as "possible", involving the following amounts: tax - R$150,110 (not including the income tax deficiency notice below); labor - R$64,863; and civil - R$31,156. Based on the individual analysis of the lawsuits and the opinion of the Company's legal counsel, Management understands that these lawsuits do not need to be accrued because the likelihood of loss is possible.

Income and social contribution tax deficiency notice

As disclosed in the Significant Event Notice on August 15, 2007, the Company received a tax deficiency notice on July 27, 2007 in connection with income and social contribution taxes on disinvestments made by the Company in 2003. This deficiency notice amounts to approximately R$870,000, including principal, fine and interest. The updated value as of September 30, 2008 amounts to R$984,000.

Through its legal counsel the Company presented a defense within the legal term contesting the tax deficiency notice, which is at the administrative level. In the opinion of the Company and its legal counsel the likelihood of loss is considered possible for R$833,000 and remote for approximately R$151,000. No reserve for contingencies was recorded for this dispute.

13 SHAREHOLDERS' EQUITY

a) Changes

Balances as of December 31, 2007	**2,741,299**
Tax incentives	(83)
Income tax on revaluation reserve	(537)
Interim dividends	(116,995)
Net loss	(1,019)
Balances as of September 30, 2008	**2,622,665**

b) Dividends

The Extraordinary Board of Directors' meeting of August 27, 2008 approved the payment of interim dividends relating to the balance sheet as of June 30, 2008, in the amount of R$116,995, of which R$121.71 per lot of thousand registered common shares (ON), and R$133.88 per lot of thousand registered preferred shares (PN), for payment in October 2008.

c) Treasury shares

As of September 30, 2008, the Company has 15,000,000 preferred shares held in treasury. The purpose of these treasury shares is the investment of available funds. The average price of this class of shares as of September 30, 2008 traded on the São Paulo Stock Exchange is R$4.07.

14 FINANCIAL INSTRUMENTS

a) Risk management

The Company and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

Exchange rate risk exposure

The Company and its subsidiaries maintain foreign currency transactions that entail exchange rate risks arising from fluctuations in foreign currencies' rates. As of September 30, 2008, these transactions (represented basically by export prepayment agreements recorded in loans and financing, net of export receivables) resulted in a net exposure of US$1.194 million (R$2,285,000), with long-term maturities through 2020. Due to U.S. dollar's high and fast volatility in this quarter, this exchange exposure had an accounting negative effect on net income (loss) of R$381,061 (R$194,754 in the nine-month period).

Balances by maturity are as follows:

	US$ million
2009	(46)
2010	108
2011	171
2012	263
2013	296
2014	171
2015 and thereafter	231
	1,194

To hedge against this net exposure, the Company has a sales plan whose projected flow from export revenues (US$550 million annually) and receivables, if realized, exceed the flow of payments of the respective liabilities, thus, offsetting the effect of this currency exposure on cash in the future.

Other financial instruments

Additionally, the Company has used some simple, unleveraged financial instruments to manage short-term currency risks to cover the net exposure of foreign currency commitments and receivables through the beginning of 2009, represented by contracts for "Non-delivery Forward", whose contracted amount as of September 30, 2008 totals US$160,000 thousand. Cash disbursements or receipts are made on the contract maturity date. There are no margin clauses (early payment) in case of significant foreign currency volatility. Notional contract amounts, maturities and respective average contracted rates are as follows:

Maturities	Average U.S. dollar contracted on maturity date R$1 =	Contracted amounts in US$ thousand
4th quarter of 2008	1.75	100,000
1st quarter of 2009	1.67	60,000

These transactions had a negative effect on the quarter's net income (loss) of R$27,270 (a positive effect of R$13,804 in the nine-month period), of which R$20,000 had not yet been settled as of September 30, 2008, stated at fair value in current liabilities for settlement on maturities shown above.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer. Additionally, there are specific analyses and standards for investments in banks and the types of investments offered in the financial market.

c) Fair values

As of September 30, 2008 the fair values of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their carrying amounts due to their short-term nature. Temporary cash investments approximate their fair values because they are carried out under usual market conditions offered by the banks. Additionally, their realizable values are practically those recorded in the financial statements due to their short-term nature and because their yield is based on the variation of indexes. Even though they are subject to a lower rate than working capital loans, financing is presented at its settlement and fair values, since the rates are also those usual in the market for this type of financing. The financial instruments mentioned in item b) above are also marked to market at their fair value.

15 AMENDMENT TO BRAZILIAN CORPORATE LAW

On December 28, 2007, Law No. 11,638 was enacted, that alters, revokes and adds new provisions to the Brazilian Corporate Law (Law No. 6,404/76). This Law introduces several changes for the preparation of financial statements so as to enable the convergence of Brazilian accounting practices with international accounting standards, and allows the Brazilian Securities and Exchange Commission (CVM) to issue new accounting standards and procedures, applicable to public companies in Brazil. The changes and requirements introduced by the Law are effective for fiscal years beginning on or after January 1, 2008. The following summarizes certain of the significant changes introduced by the Law: (a) elimination of the requirement to present a statement of changes in financial position and a new requirement to present a statement of cash flows; (b) a new requirement for the presentation of a statement of value added; (c) the ability to maintain separate or auxiliary accounting ledgers and records for purposes of reflecting necessary adjustments to financial statements; (d) creation of a new account group, "Valuation adjustment to shareholders' equity"; (e) regulation of the criteria for evaluation and classification of financial instruments; (f) requirement that periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, intangible assets and deferred charges be performed; (g) change of the parameters for accounting for investments in affiliates under the equity method of accounting; and (h) requirement that, for transactions involving merger or spin-off, the related assets be recorded at fair market value.

Based on the Company's best understanding and existing accounting pronouncements as of the date of these interim financial statements, the changes introduced by Law No. 11,638/07 already implemented by the Company had no material effects on the Company's financial statements. Considering that certain changes introduced by said Law are subject to regulation by Brazilian regulatory agencies, the accounting information presented may require additional adjustments when the regulation process is completed.

Concerning the revaluation reserve, as permitted by Law No. 11,638, Management decided to maintain the existing balance, until the respective assets' effective depreciation or realization.

16 STATEMENT OF CASH FLOWS

				Company
	Jul./Sep.		Jan./Sep.	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income (loss)	(253,142)	177,518	(1,019)	549,553
Items not affecting cash and cash equivalents				
. Depreciation, amortization and depletion	102,590	57,036	292,918	167,577
. Loss on sale of assets	4,153	872	4,654	2,546
. Income and social contribution taxes - current	(87,803)	40,238	(5,249)	118,954
. Deferred income and social contribution taxes	(61,501)	15,798	(55,161)	48,075
. Interest and exchange variation on loans and financing	521,178	(59,151)	455,168	(150,596)
. Interest paid	(67,540)	(55,132)	(211,295)	(188,739)
. Equity in subsidiaries	(30,821)	(68,515)	(90,022)	(244,089)
. Reserve for contingencies	(5,597)	449	2,137	3,247
. Other	-	(1)	(6,229)	(7,438)
Results received from subsidiaries	1,299	53,750	29,843	121,110
Dividends received from subsidiaries			91,365	
Decrease (increase) in assets				
. Trade accounts receivable	(41,091)	(70,918)	(138,653)	(56,292)
. Inventories	(20,483)	(21,042)	(51,081)	(25,948)
. Recoverable taxes	(27,289)	(93,263)	(87,511)	(265,395)
. Prepaid expenses	10,304	4,086	10,735	2,134
. Other receivables	(9,598)	(6,178)	(20,483)	(37,327)
Increase (decrease) in liabilities				
. Trade accounts payable	8,485	84,405	(150,799)	360,081
. Other taxes	598	(3,660)	(3,205)	20,286
. Provision for income and social contribution taxes	(11)	-	(24,580)	(6,336)
. Salaries, vacation and payroll charges	9,491	6,516	8,267	1,954
. Other payables	4,497	34,192	(6,684)	65,054
Net cash provided by operating activities	**57,719**	**97,000**	**43,116**	**478,411**
Cash flows from investing activities				
. Purchase of property, plant and equipment	(98,794)	(350,768)	(325,435)	(1,212,970)
. Increase in deferred assets	(3,579)	(20,150)	(80,001)	(56,168)
. Acquisition of investments	-	-	(116)	(74,104)
. Sale of property, plant and equipment	4,865	3,356	6,264	5,186
. Escrow deposits	(2,906)	740	(1,773)	4,464
. Capital reduction in subsidiaries	14,714	160,651	14,714	160,651
. Other	-	1	6,043	57
Net cash used in investing activities	**(85,700)**	**(206,170)**	**(380,304)**	**(1,172,884)**
Cash flows from financing activities				
. Borrowings	94,412	475,635	727,959	1,394,830
. Repayment of loans	(12,728)	(42,408)	(167,467)	(233,141)
. Buyback of shares	-	-	-	(47,822)
. Dividends paid	-	(173,001)	(120,002)	(283,007)
Net cash provided by financing activities	**81,684**	**260,226**	**440,490**	**830,860**
Increase in cash and cash equivalents	**53,703**	**151,056**	**103,302**	**136,387**
Cash and cash equivalents at beginning of year	1,911,920	1,747,699	1,862,321	1,762,368
Cash and cash equivalents at end of the period	1,965,623	1,898,755	1,965,623	1,898,755
	53,703	**151,056**	**103,302**	**136,387**

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

				Consolidated
		Jul./Sep.		Jan./Sep.
	2008	2007	2008	2007
Cash flows from operating activities				
Net income (loss)	(253,142)	177,518	(1,019)	549,553
Items not affecting cash and cash equivalents				
. Depreciation, amortization and depletion	105,520	61,557	302,190	182,495
. Loss on sale of assets	4,156	886	4,760	2,558
. Income and social contribution taxes - current	(85,201)	43,564	1,902	127,071
. Deferred income and social contribution taxes	(61,501)	15,947	(55,161)	49,709
. Interest and exchange variation on loans and financing	528,848	(60,459)	460,227	(155,412)
. Interest paid	(69,048)	(56,904)	(214,400)	(192,406)
. Equity in subsidiaries	178	120	238	161
. Exchange variation on foreign investments	(3,452)	2,231	(1,437)	2,540
. Minority interest	2,409	3,632	8,185	10,578
. Reserve for contingencies	(5,597)	448	2,137	3,246
. Other			(6,229)	(7,437)
Decrease (increase) in assets				
. Trade accounts receivable	(2,795)	(26,731)	(70,358)	(61,663)
. Inventories	(30,379)	(19,212)	(62,115)	(28,811)
. Recoverable taxes	(29,704)	(93,352)	(89,164)	(266,655)
. Prepaid expenses	10,626	4,557	11,248	2,538
. Other receivables	(5,141)	(447)	(16,781)	(32,685)
Increase (decrease) in liabilities				
. Trade accounts payable	(25,470)	(674)	(164,236)	194,866
. Other taxes	1,350	(3,702)	(1,673)	20,750
. Provision for income and social contribution taxes	(1,577)	(4,181)	(32,149)	(13,716)
. Salaries, vacation and payroll charges	9,587	6,815	7,739	1,854
. Other payables	(1,152)	33,926	(8,226)	64,051
Net cash provided by operating activities	88,515	85,539	75,678	453,185
Cash flows from investing activities				
. Purchase of property, plant and equipment	(126,276)	(396,369)	(406,424)	(1,338,924)
. Increase in deferred assets	(2,582)	(20,154)	(80,044)	(56,203)
. Acquisition of investments	116	-	-	(54,139)
. Sale of property, plant and equipment	4,865	3,357	6,264	5,194
. Escrow deposits	(3,977)	741	(1,869)	4,465
. Other	-	-	6,043	-
Net cash used in investing activities	(127,854)	(412,425)	(476,030)	(1,439,607)
Cash flows from financing activities				
. Borrowings	94,412	475,635	727,959	1,394,830
. Repayment of loans	(18,477)	(42,408)	(178,661)	(233,141)
. Capital contribution to subsidiaries by minority shareholders	-	2,078	2,292	4,148
. Buyback of shares	-	-	-	(47,822)
. Dividends paid	-	(173,001)	(120,002)	(283,007)
. Other	(273)	36	(325)	(6,602)
Net cash provided by financing activities	75,662	262,340	431,263	828,406
Increase in cash and cash equivalents	36,323	(64,546)	30,911	(158,016)
Cash and cash equivalents at beginning of year	2,093,229	2,196,711	2,098,641	2,290,181
Cash and cash equivalents at end of the period	2,129,552	2,132,165	2,129,552	2,132,165
	36,323	(64,546)	30,911	(158,016)

17 SUBSEQUENT EVENTS

Exchange variation

As described in note 14, the Company, in the normal course of business, has foreign-currency transactions and presents a long-term exchange variation to counterbalance its export plan. Accordingly, significant exchange rate variations may have material accounting (noncash) impact on the Company's financial statements as of a certain date and increase export revenues. As a result of the current market conditions, specifically in September and October 2008, the Brazilian real has depreciated against other currencies, especially the U.S. dollar. The interim financial statements have been prepared in accordance with Brazilian accounting practices, which require that assets and liabilities denominated in foreign currency be monetarily adjusted based on the exchange rate of the related currencies prevailing at the date of the reporting and, thus, do not reflect the effects of changes in foreign exchange rates subsequent to the reporting period.

Share buyback

Pursuant to a Significant Event Notice of October 10, 2008, the Company's Extraordinary Board of Director's Meeting approved a Share Buyback Plan to acquire up to 46,171 thousand preferred shares, which will be held in treasury and subsequently sold and cancelled, with any capital reduction. The term for acquisition is 365 days, at the quotation price prevailing on the transaction date.

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 9/30/2008	4 - 6/30/2008
1	Total Assets	8,301,612	8,123,904
1.01	Current Assets	3,416,776	3,327,447
1.01.01	Cash and cash equivalents	2,129,552	2,093,229
1.01.01.01	Cash and banks	60,630	64,044
1.01.01.02	Temporary cash investments	2,068,922	2,029,185
1.01.02	Receivables	504,715	501,920
1.01.02.01	Trade accounts receivable	617,770	626,765
1.01.02.02	Other receivables	(113,055)	(124,845)
1.01.02.02.01	Discounted exchange and trade receivables	(95,583)	(106,187)
1.01.02.02.02	Allowance for doubtful accounts	(17,472)	(18,658)
1.01.03	Inventories	398,429	369,025
1.01.04	Other	384,080	363,273
1.01.04.01	Recoverable taxes	335,998	278,571
1.01.04.02	Prepaid expenses	8,967	10,343
1.01.04.03	Prepaid expenses - parent company	8,804	17,973
1.01.04.04	Notes receivable	30,311	56,386
1.02	Noncurrent Assets	4,884,836	4,796,457
1.02.01	Long-term assets	490,851	420,832
1.02.01.01	Other receivables	0	0
1.02.01.02	Intercompany receivables	2,333	2,714
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	2,333	2,714
1.02.01.03	Other	488,518	418,118
1.02.01.03.01	Deferred income and social contribution taxes	111,830	53,969
1.02.01.03.02	Escrow deposits	92,058	83,466
1.02.01.03.03	Recoverable taxes	187,164	214,887
1.02.01.03.04	Prepaid expenses	5,449	5,530
1.02.01.03.05	Other receivables	92,017	60,266
1.02.02	Permanent assets	4,393,985	4,375,625
1.02.02.01	Investments	48,547	67,110
1.02.02.01.01	In affiliates	0	0
1.02.02.01.02	In affiliates - goodwill	0	0
1.02.02.01.03	In subsidiaries	14	249
1.02.02.01.04	In subsidiaries - goodwill	39,843	58,171
1.02.02.01.05	Other investments	8,690	8,690
1.02.02.02	Property, plant and equipment	4,085,086	4,074,585
1.02.02.04	Deferred charges	260,352	233,930

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
(In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 9/30/2008	4 - 6/30/2008
2	Total Liabilities and Shareholders' Equity	8,301,612	8,123,904
2.01	Current Liabilities	788,402	684,433
2.01.01	Loans and financing	298,698	205,950
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	208,841	234,196
2.01.04	Taxes payable	42,828	128,518
2.01.04.01	Other taxes	40,810	39,460
2.01.04.02	Provision for income and social contribution taxes	2,018	89,058
2.01.05	Dividends payable	116,995	0
2.01.06	Provisions	0	0
2.01.07	Intercompany payables - subsidiary	1,952	2,067
2.01.08	Other	119,088	113,702
2.01.08.01	Salaries, vacation and payroll charges	77,089	67,502
2.01.08.02	Other payables	41,999	46,200
2.02	Noncurrent Liabilities	4,752,028	4,309,905
2.02.01	Long-term liabilities	4,752,028	4,309,905
2.02.01.01	Loans and financing	4,601,962	4,158,975
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.06	Other	150,066	150,930
2.02.01.06.01	Deferred income and social contribution taxes	5,081	9,012
2.02.01.06.02	Provision for contingencies	50,509	50,991
2.02.01.06.03	Other payables	94,476	90,927
2.02.02	Deferred income	0	0
2.03	Minority Interest	138,517	136,379
2.04	Shareholders' Equity	2,622,665	2,993,187
2.04.01	Capital	1,500,000	1,500,000
2.04.02	Capital reserves	84,491	84,696
2.04.02.01	Monetary adjustment - Law No. 8,200/91	83,986	83,986
2.04.02.02	Tax incentives	505	710
2.04.03	Revaluation reserves	81,541	82,067
2.04.03.01	Own assets	81,541	82,067
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Earnings reserves	1,073,608	1,073,608
2.04.04.01	Legal	143,022	143,022
2.04.04.02	Statutory	1,004,287	1,004,287
2.04.04.03	Contingencies	0	0
2.04.04.07	Other earnings reserves	(73,701)	(73,701)
2.04.04.07.01	Treasury shares	(73,701)	(73,701)
2.04.05	Retained earnings	(116,975)	252,816

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 7/01/2008 to 9/30/2008	4 - 1/01/2008 to 9/30/2008	5 - 7/01/2007 to 9/30/2007	6 - 1/01/2007 to 9/30/2007
3.01	Gross revenue from sales and/or services	926,747	2,754,796	869,035	2,552,951
3.02	Deductions	(156,546)	(463,945)	(146,279)	(425,159)
3.03	Net revenue from sales and/or services	770,201	2,290,851	722,756	2,127,792
3.04	Cost of sales and/or services	(587,910)	(1,682,003)	(481,913)	(1,372,736)
3.05	Gross profit	182,291	608,848	240,843	755,056
3.06	Operating (expenses) income	(580,450)	(656,437)	(1,197)	(24,752)
3.06.01	Selling	(73,584)	(227,031)	(65,731)	(200,036)
3.06.02	General and administrative	(53,790)	(138,741)	(41,251)	(131,224)
3.06.03	Financial, net	(447,089)	(283,781)	101,194	309,652
3.06.03.01	Financial income	113,510	225,716	53,934	187,703
3.06.03.01.01	Income	60,585	203,442	67,963	234,202
3.06.03.01.02	Exchange gain	52,925	22,274	(14,029)	(46,499)
3.06.03.02	Financial expenses	(560,599)	(509,497)	47,260	121,949
3.06.03.02.01	Expenses	(126,613)	(292,469)	(47,445)	(151,714)
3.06.03.02.02	Exchange loss	(433,986)	(217,028)	94,705	273,663
3.06.04	Other operating income	(2,455)	4,793	10,361	12,872
3.06.05	Other operating expenses	(3,354)	(11,439)	(5,650)	(15,855)
3.06.06	Equity in subsidiaries	(178)	(238)	(120)	(161)
3.07	Income (loss) from operations	(398,159)	(47,589)	239,646	730,304
3.08	Nonoperating income (expenses), net	724	1,496	1,015	6,607
3.08.01	Income	4,477	12,723	234	15,311
3.08.02	Expenses	(3,753)	(11,227)	781	(8,704)
3.09	Income (loss) before taxes	(397,435)	(46,093)	240,661	736,911
3.10	Provision for income and social contribution taxes	85,201	(1,902)	(43,564)	(127,071)
3.11	Deferred income tax	61,501	55,161	(15,947)	(49,709)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

1 - Code	2 - Description	3 - 7/01/2008 to 9/30/2008	4 - 1/01/2008 to 9/30/2008	5 - 7/01/2007 to 9/30/2007	6 - 1/01/2007 to 9/30/2007
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(2,409)	(8,185)	(3,632)	(10,578)
3.15	Net income	(253,142)	(1,019)	177,518	549,553
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	902,683	902,683	902,683	902,683
	EARNINGS PER SHARE - R$	0	0	0.19666	0.6088
	LOSS PER SHARE - R$	(0.28043)	(0.00113)	0	0

Klabin concludes MA 1100 Expansion Project with a solid cash position

3Q08 Highlights

- **Paper and packaging sales volume** rose to 388 thousand and 1,186 thousand metric tons in the third quarter (3Q08) and in the year through September (9M08), respectively, up 8% year on year in both periods;

- **Coated board export volume** reached 58 thousand metric tons in the quarter and 158 thousand in 9M08, up 97% versus the same period a year ago;

- **Net revenue** was R$770 million in 3Q08 and R$2,291 million in 9M08, representing year-on-year increases of 7% and 8%, respectively;

- **Cash and cash equivalents** totaled R$2.1 billion in the year to September;

- **Debt profile** over next 15 months total R$492 million.

R$ million	3Q08	2Q08	3Q07	9M08	9M07	3Q08/ 2Q08	3Q08/ 3Q07	9M08/9M07
Net Revenue	770	780	723	2.291	2.128	-1,3%	6,6%	7,7%
% Exports	23%	24%	24%	25%	26%			
EBITDA	155	179	200	539	603	-13,7%	-22,7%	-10,7%
EBITDA Margin	20%	23%	28%	24%	28%			
Net Income	-253	175	178	-1	550			
Net Debt	2.771	2.272	1.755	2.771	1.755	22,0%	57,9%	57,9%
Net Debt/EBTIDA (last 12 months)	4,1	3,1	2,2	4,1	2,2			
Capex	129	147	417	486	1.449	-12,3%	-69,1%	-66,4%
Sales Volume - 1,000 t	388	412	360	1.186	1.097	-5,9%	7,7%	8,2%
% Exports	36%	37%	37%	38%	38%			

Operating and Financial Performance

Production

Paper and coated board production reached 417 thousand metric tons in 3Q08, up 11% on 3Q07 and stable in relation to 2Q08. The annual maintenance stoppage to inspect equipment at the Monte Alegre plant in Paraná state was carried out in late July and early August, with associated costs remaining within projections.

Production year to date was 1,274 thousand metric tons, an increase of 9% in relation to the same nine-month period in 2007.

Sales Volume

Sales volume excluding wood totaled 388 thousand metric tons in the quarter, 8% higher year on year, and 1,186 thousand metric tons in 9M08, up also 8% against the same period last year.

Export sales volume came to 141 thousand metric tons in the quarter, up 5% on 3Q07, and totaled 454 thousand metric tons year to date, up 8% over 9M07.

Sales volume in the domestic market was 247 thousand metric tons in 3Q08, up 9% in relation to 3Q07, and totaled 732 thousand metric tons through September, 9% higher than in the same period last year.

Coated board sales volume represented 34% of total sales, compared to 25% in 3Q07.

Sales Volume by Market

thousand metric tons


388
36%
64%
412
37%
63%
360
37%
63%
1,186
38%
62%
1,097
38%
62%
3Q08
2Q08
3Q07
9M08
9M07
Domestic Market
Foreign Market
Total

Sales Volume by Product - Year to Date


Industrial Bags 8%
Others 2%
Kraftliner 29%
Corrugated Boxes 29%
Coated Boards 32%

does not include wood.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue

Net revenue including wood came to R$770 million in 3Q08, growing by 7% year on year, and was R$ 2,291 million year to date, 8% higher year on year.

Net revenue from board sales represented 30% of total net revenue in the quarter, versus 24% in 3Q07 and 30% year to date.

Net Revenue by Market

R$ million


770
780
723
2.291
2.128
23%
77%
24%
76%
24%
76%
25%
75%
26%
74%
2Q08
1Q08
2Q07
1H08
1H07
Domestic Market
Foreign Market

Net Revenue by Product - Year to Date


Wood 7%
Others 2%
Kraftliner 17%
Industrial Bags 13%
Coated Boards 29%
Corrugated Boxes 31%

includes wood

Export Destinations

Volume - Year to Date


North America 4%
Africa 5%
Latin America 41%
Asia 24%
Europe 26%

Net Revenue - Year to Date


North America 5%
Africa 4%
Latin America 43%
Asia 25%
Europe 23%

Operating Results

Cost of goods sold totaled R$588 million in the quarter, up 22% year on year and 1% quarter on quarter, due to the year-on-year increase in sales volume, the change in sales mix, higher input prices (fuel oil, chemical products and natural gas), the depreciation of equipment for the MA 1100 Project and costs with the maintenance stoppage at the Monte Alegre plant. COGS year to date was R$1.7 billion, up 23% in relation to 9M07.

Selling expenses were R$ 74 million in 3Q08, increasing by 12% year on year and 7% quarter on quarter, due to the variation in sales volume. Selling expenses year to date were R$227 million, 13% higher than in 9M07, due to the increase in sales volume. Freight costs were R$144 million, representing 63% of total selling expenses.

General and administrative expenses totaled R$54 million in 3Q08, 30% higher year on year and 22% higher quarter on quarter. Part of the increase in expenses is due to the nonrecurring expenses with rescinding contracts with officers, the inauguration of the Monte Alegre plant and legal expenses. General and administrative expenses year to date totaled R$139 million, 6% higher than in 9M07.

Net other operating revenue (expenses) was negative R$6 million in 3Q08, owing to nonrecurring expenses.

Operating results before the financial result (EBIT) reached R$49 million in 3Q08, 65% and 34% lower than in 3Q07 and 2Q08, respectively, also reflecting the higher depreciation from the MA 1100 Project.

Operating cash flow (EBITDA) was R$155 million in 3Q08, with EBITDA margin of 20%.


EBITDA and EBITDA Margin
29%
25%
24%
26%
29%
28%
28%
21%
28%
23%
20%
186
169
170
184
203
200
200
138
205
179
155
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
EBITDA - R$ Million
EBITDA Margin

Financial result and indebtedness

Klabin's gross debt stood at R$4,901 million at the close of September 2008, R$2,457 million (50%) of which denominated in foreign currency, equivalent to US$1,283 million. The appreciation in the U.S. dollar of 20% in 3Q08 (rate at end of period) generated **a net foreign exchange loss with no cash effect** of R$381 million, impacting net income in the quarter.

The National Bank for Economic and Social Development (BNDES) disbursed R$279 million for the MA 1100 Expansion Project year to date, bringing the total amount disbursed since the start of the project to R$1,681 million. The total amount to be financed under the project is R$1,744 million.

Gross debt increased by R$536 million quarter on quarter, from R$4,365 million on June 30, 2008 to R$4,901 million on September 30, 2008. The increase is chiefly due to the appreciation of the U.S. dollar and the contracting of a loan for the prepayment of exports in the amount of R$30 million. Short-term debt accounted for 6% of total debt.

The **average debt term** is 51 months, or 44 months for local-currency debt and 57 months for foreign-denominated debt. In view of this comfortable debt profile, the impact of foreign exchange variation on the balance sheet will be preceded by an increase in operating cash flow.

The Company maintains financial strategy focused on the maintenance of a strong cash position and long-term debt. At the close of September, **cash and cash equivalents** totaled R$2.1 billion.

Debt (R$ million)	06/30/08	09/30/08
Local Currency	148.4	222.5
Foreign Currency	57.5	76.2
Short Term	**205.9**	**298.7**
% Short Term	5%	6%
Local Currency	2,216.9	2,220.5
Foreign Currency	1,942.1	2,381.5
Long Term	**4,159.0**	**4,602.0**
% Long Term	95%	94%
Total Local Currency	**2,365.3**	**2,443.0**
% Local Currency	54%	50%
Total Foreign Currency	**1,999.6**	**2,457.7**
% Foreign Currency	46%	50%
Gross Debt	**4,364.9**	**4,900.7**
Cash and Cash Equivalents	2,093.2	2,129.6
Net Debt	**2,271.7**	**2,771.1**

Net debt amounts to R$2.8 billion as of September 30, 2008.

Exports and trade finance operations

The following chart shows the low exposure level of the Company's exports to trade finance operations. Over the next 15 months, this exposure will account for only 18% of exports in terms of value. Based on the depreciation of the Brazilian real of R$0.32/US$ in the third quarter, additional export revenue projected should total R$201 million, compared with an increase in loan maturities of R$14 million.


US$ MM
600
500
400
300
200
100
0
118
510
550
550
550
550
550
550
550
550
550
550
550

	Oct / Dec 08	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
□ Exports	113	404	388	376	308	238	366	469	476	550	550	524	499
■ Pre payment	5	18	67	153	216	273	146	43	0	0	0	0	0
■ Export credit note	0	88	95	22	27	39	38	38	74	0	0	26	51
_ Exposure	4%	21%	29%	32%	44%	57%	33%	15%	13%	0%	0%	5%	9%

Net Results

The Company posted a **net loss** of R$253 million in 3Q08, mainly due to the appreciation in the U.S. dollar, which generated net financial expenses of R$447 million. Year to date, the net loss was R$1 million.

Business Performance

BUSINESS UNIT - FORESTRY

Klabin handled 2.1 million metric tons of pine and eucalyptus logs, woodchips and waste for energy generation in 3Q08, an increase of 18% year on year and stable in relation to 2Q08. Of this total, R$1.5 million metric tons were transferred to plants in the states of Paraná, Santa Catarina and São Paulo.

The volume of log sales to sawmills and planer mills totaled 622 thousand metric tons in the quarter, down 7% year on year and stable compared to 2Q08.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net revenue from log sales to third parties in 3Q08 was R$53 million, down 14% year on year and 1% quarter on quarter.

Klabin's customers have managed to reduce their dependence on the U.S. market, increasing sales to Europe and the domestic market. However, the contraction in the U.S. homebuilding market continues to have an adverse effect on wood sales to third parties. In August, new--home starts in the United States fell to a seasonally adjusted annual rate of 865 thousand units, declining by 9% against August 2007 and by 35% against July 2008.

At the end of September, the planted area totaled 220 thousand hectares, of which 156 thousand hectares were planted with pine and araucaria and 64 thousand hectares with eucalyptus, in addition to 186 thousand hectares of permanent preservation and legal reserve areas. To support the current expansion in capacity as well as future capacity expansions, the Company continues to invest in increasing its own forest area through partnerships, leasing agreements and development programs.

The forestry unit is preparing for an additional 1.5 million metric tons of fiber per year.

BUSINESS UNIT - PAPER

The volume of paper and coated board sales to third parties was 233 thousand metric tons in 3Q08, growing by 14% year on year and declining by 7% quarter on quarter. Year to date these sales totaled 718 thousand metric tons, up 15% over the same period last year.

Net revenue from paper and coated board was R$352 million in 3Q08, up 16% year on year and down 4% quarter on quarter. Paper and board net revenue year to date was R$1,061 million, 13% higher than in 9M07.

Paper and board export volumes came to 132 thousand metric tons in the quarter, up 8% on 3Q07 and down 6% quarter on quarter, while these exports year to date were 421 thousand metric tons, 9% higher than in 9M07. Exports accounted for 57% of the unit's total sales volume in 3Q08.

Kraftliner

Kraftliner sales volume was 99 thousand metric tons in 3Q08, declining by 12% year on year and by 15% quarter on quarter. Kraftliner sales volume year to date was 338 thousand metric tons, down 5% in relation to the same nine-month period a year earlier. Kraftliner export sales were 74 thousand metric tons in the quarter, accounting for 74% of total sales of this product. Kraftliner domestic sales rose to 26 thousand metric tons in the quarter, 55% higher than in 3Q07 and 15% lower against 2Q08, and to 75 thousand metric tons year to date, up 56% over 9M07.

Net revenue from kraftliner sales was R$117 million in 3Q08, declining by 8% year on year and quarter on quarter, and R$379,000 million year to date, down 7% on 9M07.

The Company diversified its sales mix, increased the volume of sales to Latin America and substantially increased the volume of sales to the domestic market.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Kraftliner Prices x Currency
US$
R$/US$
900
800
700
600
500
400
300
200
4,0
3,5
3,0
2,5
2,0
1,5
539
602
720
6%
763
2.43
2.18
1.95
1.69
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08
Average Price (US$)
Average FX Rate (R$/US$)
Source: FOEX - Kraftliner brown 175 g/m² - PIX PACKAGING EUROPE Benchmark Indexes

Coated Board

The volume of coated board sales in 3Q08 was 133 thousand metric tons, growing by 48% year on year and declining by 1% quarter on quarter, and 380 thousand metric tons year to date, up 41% on 9M07. Net revenue from coated board came to R$235 million in the quarter, 33% higher year on year and down 1% quarter on quarter, and to R$682 million year to date, 29% more than in the same nine-month period last year.

Coated board exports were 58,000 metric tons in 3Q08, growing by 130% year on year and 9% quarter on quarter, and year to date these exports were 158 thousand metric tons, 97% higher year on year.

According to the Brazilian Association of Pulp and Paper Producers (Bracelpa), Brazilian demand for coated board, as measured by domestic shipment volumes, grew by 3% year on year and by 7% quarter on quarter. Year to date, domestic demand for this product was 4% higher year on year. Klabin's share of the Brazilian coated board market expanded to 18% in the year to September, compared with 13% in the same nine-month period of 2007.

In Europe, the strategy for prices is to follow the market, with principal clients served by our commercial office in Europe. In the U.S. market, the depreciation of the Brazilian real has helped to rebuild margins.

In the domestic market, the Company is sustaining growth and expanding its market share, boosting domestic sales with products targeting markets which are new to the Company.

BUSINESS UNIT - CORRUGATED BOARD

Preliminary data from the Brazilian Corrugated Board Association (ABPO) indicate that shipments of corrugated boxes and sheets increased by 5% in 3Q08 (26 thousand metric tons) compared to the same period last year and remained stable quarter on quarter. Year to date, shipments grew 1% (24 thousand metric tons) and remained unchanged in relation to the same period last year.

Klabin's shipments in the quarter totaled 112 thousand metric tons, falling 3% year on year and 8% quarter on quarter. In 9M08, this figure totaled 340 thousand metric tons, down 3% on 9M07. Klabin holds a 20% market share in this segment.


Brazilian shipments of corrugated boxes - thousand tons
553
470
555
559
551
565
591
3Q02
3Q03
3Q04
3Q05
3Q06
3Q07
3Q08
Source: ABPO

Corrugated boxes net revenue came to R$244 million in the quarter, 1% lower year on year and 2% lower quarter on quarter. This net revenue year to date was R$717 million, 6% more than in 9M07. Prices increased 5.6% in the quarter and 9.0% year to date.

The lower availability of credit and the recent increase in the exchange rate may boost the demand for local nondurable goods, strengthening the demand for corrugated boxes in subsequent months. The Company is rebuilding margins by implementing price increases.

BUSINESS UNIT - INDUSTRIAL BAGS

The volume of industrial bags at the plants in Brazil and Argentina totaled 32 thousand metric tons in 3Q08, down 2% year on year and stable quarter on quarter. Year to date, industrial bags sales volume totaled 98 thousand metric tons, 3% higher year on year.

Industrial bags net revenue was R$106 million in 3Q08 and R$309 million year to date, growing by 6% in relation to both 3Q07 and 9M07.

In 3Q08, industrial bags sales moved up by 8% and 7% compared to 3Q07 and 2Q08, respectively.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

According to the National Cement Manufacturers Trade Union, cement consumption in the first eight months of 2008 was 15% higher year over year.


National Consumption of Cement
Million tonnes
5,0
4,0
3,0
2,0
jan feb mar apr may jun jul aug sep oct nov dec
2006 2007 2008
Source: National Cement Industy Association (SNIC)

Capital Markets

At September 30th, 2008	
Preferred Shares	600.9 million
Share Price (KLBN4)	R$ 3.96
Book Value	R$ 2.86
Average Daily Trading Volume 3Q08	R$ 9.3 million
Market Capitalization	R$ 3.6 billion

The following chart shows the performance of Klabin's preferred stock and the benchmark Ibovespa index:


KLBN4 x IBOVESPA
Inception 28/12/07 = 100
120
110
100
90
80
70
60
50
28/12/07 28/01/08 28/02/08 28/03/08 28/04/08 28/05/08 28/06/08 28/07/08 28/08/08 28/09/08
-22,5%
-40,1%
KLBN4
IBOVESPA

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

In 3Q08, Klabin preferred stock (KLBN4) registered a nominal decline of 33.9%, while the Ibovespa fell 23.8%. The Company's shares were traded in all trading sessions on BOVESPA in the quarter, registering 71,825 transactions involving 123.7 million shares, for average daily trading volume of R$9.3 million, down 16.7% from the R$11.7 million registered in 3Q07.

Klabin preferred stock was traded on BOVESPA at the average price of R$4.92 per share in the quarter, down from the average price of R$6.49 per share in 2Q08.

Klabin stock is also traded on the U.S. market as Level I ADRs, listed on over-the-counter under the ticker KLBAY.

Klabin's share capital is represented by 917.7 million shares, of which 316.8 million are common shares and 600.9 million are preferred shares. On September 30, the Company held 15.0 million preferred shares in treasury.

Stock buyback program

The extraordinary meeting of the Board of Directors held on October 10, 2008 authorized a Stock Buyback Program involving up to 46.2 million shares issued by the Company. The program is valid for 365 days, i.e., until October 13, 2008.

Dividends

As of October 1, 2008, Klabin's shareholders received interim dividends based on the results of the balance sheet at the close of June 2008 in the amount of R$117 million, equivalent to R$121.71 per thousand common shares and R$133.88 per thousand preferred shares.

Capex

The main capex made in the quarter are listed below:

R$ Million	3Q08	2Q08	9M08
Forestry	66	61	193
Paper mills	50	76	263
Conversion	13	9	31
Total	**129**	**147**	**486**

On September 15, the inauguration of the MA 1100 Project was attended by Mr. Miguel Jorge, the Minister of Development, Industry and Trade, Mr. Roberto Requião, Governor of Paraná state, as well as other authorities, members of the Board, the executive officers and the employees of the unit. All equipment involved in the MA 1100 Expansion Project was delivered and is already operational.

15.01 – INVESTIMENT PROJECTS

Consolidated investments in the third quarter of 2008 were R$128.7 million invested in the main projects:

- Paper plants - R$50 million.
- Acquisition of forests and forestation - R$66 million.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES - LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF SEPTEMBER 30, 2008.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Klabin Irmãos & Cia.	163,797,753	51.70	-	-	163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80	-	-	24,699,654	2.69
Monteiro Aranha S.A. (i)	63,458,605	20.03	20,420,067	3.90	86,878,672	9.47
The Bank of New York ADR Department (ii)	-	-	64,973,405	10.81	64,973,405	7.08
BNDES Participações S.A. BNDESPAR	-	-	185,859,838	30.93	185,859,838	20.25
Treasury shares	-	-	15,000,000	2.50	15,000,000	1.63
Other (iii)	64,871,551	20.47	311,602,423	51.86	376,473,974	41.03
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(i) Publicly-traded company.
(ii) Foreign shareholders.
(iii) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

**CONTROLLING SHAREHOLDER/
INVESTOR:
KLABIN IRMÃOS & CIA. (*)**

	SHARES	
SHAREHOLDERS	Number	%
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL Holdings S.A.	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*) General partnership, with capital in the amount of R$1,000,000.00, represented by shares of various amounts.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/ INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	Number	%
Miguel Lafer	215,059,063	50.00
Vera Lafer	215,059,063	50.00
TOTAL	430,118,126	100.00

CONTROLLING SHAREHOLDER/ INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	Number	%
Miguel Lafer	981,094,656	99.9999
Mildred Lafer	344	0.0001
TOTAL	981,095,000	100.0000

CONTROLLING SHAREHOLDER/ INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	Number	%
Vera Lafer	981,094,312	99.9999
Other	688	0.0001
TOTAL	981,095,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Sylvia Lafer Piva			17,658,895	99.99993	17,658,895	66.66662
Pedro Franco Piva			12	0.00007	12	0.00005
Horácio Lafer Piva	2,943,151	33.33			2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	33.33			2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	33.34			2,943,151	11.11111
TOTAL	8,829,453	100.00	17,658,907	100.00000	26,488,360	100.00000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/ INVESTOR:
GL Holdings S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Israel Klabin			328,642	70.9394	328,642	14.286
Alberto Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.286
Leonardo Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.286
Stela Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.286
Maria Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.285
Dan Klabin (*)	306,189	16.6664	22,438	4.8435	328,627	14.285
Gabriel Klabin (*)	306,189	16.6664	22,438	4.8435	328,627	14.285
Espólio Maurício Klabin (*)	31	0.0017			31	0.001
TOTAL	1,837,165	100.0000	463,270	100.0000	2,300,435	100.0000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/ INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Daniel Miguel Klabin	1,627,732	53.065
Rose Klabin (*)	479,900	15.645
Amanda Klabin (*)	479,900	15.645
David Klabin (*)	479,900	15.645
TOTAL	3,067,432	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Armando Klabin	4	0.20
Wolff Klabin (*)	516	24.95
Daniela Klabin (*)	516	24.95
Bernardo Klabin (*)	516	24.95
José Klabin (*)	516	24.95
TOTAL	2,068	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/
INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,673,757	99.9997
Cristina Levine Martins Xavier	1	0.0001
Regina Klabin Xavier	1	0.0001
Roberto Klabin Martins Xavier	1	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/
INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

**CONTROLLING SHAREHOLDER/
INVESTOR:
NIBLAK Participações S.A.**

	SHARES	
SHAREHOLDERS	COMMON	%
Miguel Lafer Part. S.A. (**)	3,038,036	12.521
VFV Participações S.A. (**)	3,038,035	12.521
GL Holdings S.A.	3,038,061	12.521
KLA RO Participações Ltda.	2,686,869	11.074
DARO Participações S.A.	2,686,869	11.074
DAWOJOBE Partic. S.A.	2,562,686	10.562
Armando Klabin	124,183	0.512
Esli Participações S.A. (*)	4,050,722	16.695
Pedro Franco Piva	3,038,061	12.520
TOTAL	24,263,522	100.000

(*) Mekla Delta merged by Esli Participações S.A. on May 30, 2008.

(**) Spin-off of KL Part. Ltda. on August 29, 2008.

**CONTROLLING SHAREHOLDER/
INVESTOR:
KLA RO Participações Ltda.**

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	2,240,771	92.902
Espólio Mauricio Klabin	3	0.001
Alberto Klabin	28,521	1.183
Leonardo Klabin	28,521	1.183
Stela Klabin	28,521	1.183
Maria Klabin	28,521	1.183
Dan Klabin	28,521	1.183
Gabriel Klabin	28,521	1.183
TOTAL	2,411,900	100.000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		October 1, 2007		Change				September 30, 2008		
Shareholders	Type	Number of Shares	%	Purchase Subscription	Sale	New Members	Cancellation of Shares	Number of Shares	%	Variation %
Controlling shareholders	COMMON	202,071,755	63.78					202,071,755	63.78	0.00
	PREFERRED	109,935,213	18.30	43,522,.953	(43,865,224)	23,746,716	(23,746,716)	109,592,942	18.24	(0.31)
Members of the Board of Directors	COMMON	34,660,163	10.94	819,983	(2,277,731)			33,202,415	10.48	(4.21)
	PREFERRED	17,233,782	2.87	7,159,656	(11,010,325)			13,383,113	2.23	(22.34)
Members of the Executive Board	COMMON	0	0.00					0	0.00	0.00
	PREFERRED	240,038	0.04				(161,000)	79,038	0.01	(67.07)
Members of the Fiscal Council	COMMON	1,000	0.00					1,000	0.00	0.00
	PREFERRED	3,420	0.00					3,420	0.00	0.00
Treasury shares	COMMON	0	0.00					0	0.00	0.00
	PREFERRED	15,000,000	2.50					15,000,000	2.50	0.00
Other shareholders	COMMON	80,094,645	25.28				0	81,552,393	25.74	1.82
	PREFERRED	458,443,280	76.30	(50,682,609)	54,875,549	(23,746,716)	23,746,716	462,797,220	77.02	0.95
Total	COMMON	316,827,563	100.00	819,983	(2,277,731)	0	0	316,827,563	100.00	0.00
	PREFERRED	600,855,733	100.00	0	0	0	(161,000)	600,855,733	100.00	0.00

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

3 NUMBER OF COMPANY'S SHARES DIRECTLY OR INDIRECTLY HELD BY CONTROLLING SHAREHOLDERS, MEMBERS OF THE EXECUTIVE BOARD AND MEMBERS OF THE BOARD OF DIRECTORS AND NUMBER OF SHARES OUTSTANDING

9/30/2008

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	Total	%
Controlling shareholders	202,071,755	63.78	109,592,942	18.24	311,664,697	33.96
Members of the Board of Directors	33,202,415	10.48	13,383,113	2.23	46,585,528	5.08
Members of the Executive Board			79,038	0.01	79,038	0.01
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury shares			15,000,000	2.50	15,000,000	1.63
Other shareholders	81,552,393	25.74	462,797,220	77.02	544,349,613	59.32
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of Shares Outstanding	**81,553,393**	**25.74**	**462,800,640**	**77.02**	**544,354,033**	**59.32**

9/30/2007

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	Total	%
Controlling shareholders	202,071,755	63.78	109,935,213	18.30	312,006,968	34.01
Members of the Board of Directors	34,660,163	10.94	17,233,782	2.87	51,893,945	5.65
Members of the Executive Board			240,038	0.04	240,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury shares			15,000,000	2.50	15,000,000	1.63
Other shareholders	80,094,645	25.28	458,443,280	76.29	538,537,925	58.68
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of Shares Outstanding	**80,095,645**	**25.28**	**458,446,700**	**76.30**	**538,542,345**	**58.68**

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

4 OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services representing more than 5% of its total fees.

The Company's policy for non-audit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work; (b) the auditor must not perform managerial jobs at his client; and (c) the auditor must not promote his client's interests.

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have reviewed the accounting information included in the accompanying interim financial statements of Klabin S.A. (the "Company") and subsidiaries, for the quarter ended September 30, 2008, consisting of the balance sheet, the related statements of income and cash flows, the Management, Discussion and Analysis report and the related notes, prepared under the responsibility of the Company's Management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the main criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction No. 469/08.

4 As mentioned in note 15, on December 28, 2007, Law No. 11,638 was enacted, effective for fiscal years beginning on or after January 1, 2008. This Law altered, revoked and added new provisions to Law No. 6,404/76 (Brazilian Corporate Law) and introduced changes in Brazilian accounting practices. These changes have been adopted by the Company in the preparation of the interim financial statements for the quarter ended September 30, 2008. Although this Law has already become effective and been applied by the Company, based on guidances of the CVM and/or standards issued by the International Accounting Standards Board - IASB, the main changes introduced by it are subject to regulation by Brazilian regulatory agencies. Thus, the accounting information included in the interim financial statements may require adjustments upon the process of regulation of Law No. 11,638/07.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 15, 2008

END

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

RK0097.DOC